Exhibit 16.1

Crowe Horwarth LLP
Independent Member Crowe Horwath International

December 11, 2014

Office of the Chief Accountant

Securities and Exchange Commission
100 F Street, N. E.

Washington, D.C. 20549

Ladies and Gentlemen:

We have read Legacy Education Alliance, Inc.'s statements included under Item 4.01 of it's Form 8-K dated December 11, 2014, and we agree with such statements, except that we are not in a position to agree or disagree with the Company's statements that the audit committee decided to engage MaloneBailey LLP to serve as the Company's independent registered public accounting firm for the fiscal year December 31, 2014, and the statements made in the 4th paragraph.

Crowe Horwath LLP

Indianapolis, Indiana

cc:	Mr. Marc Scholvinck

Audit Committee Chairman
Legacy Education Alliance, Inc.